Exhibit 99.1

Medicure Announces Approval of Expanded Dosing Time For AGGRASTAT®

FDA Approves Labeling Supplement

WINNIPEG, April 23, 2015 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a specialty pharmaceutical company, is pleased to announce that the United States Food and Drug Administration (FDA) has approved a revision to the duration of the bolus delivery for the AGGRASTAT® (tirofiban HCl) high-dose bolus (HDB) regimen.

The dosing change and label modification was requested by the Company to help health care professionals more efficiently meet patient-specific administration needs and to optimize the implementation of AGGRASTAT at new hospitals. The newly approved labeling supplement now allows the delivery duration of the AGGRASTAT high-dose bolus (25 mcg/kg) to occur anytime within 5 minutes, instead of the previously specified duration of 3 minutes.  This change is part of Medicure's ongoing regulatory strategy to expand the applications for AGGRASTAT.

"We believe the revised dosing time window will offer health care professionals greater flexibility in the administration of AGGRASTAT, allowing the duration of the bolus dose to be tailored to the needs of the patient," stated Dawson Reimer, President and Chief Operating Officer, Medicure Inc.  "As AGGRASTAT utilization continues to expand across the United States, the label modification is part of our strategy to best position our product in the evolving field of interventional cardiology."

The AGGRASTAT HDB regimen was originally approved by the FDA in October 2013 as a part of the Company's supplemental New Drug Application (sNDA).  The total bolus dose (25 mcg/kg), maintenance infusion (0.15 mcg/kg/min) and indication for AGGRASTAT have not been modified as a part of the labeling supplement.  With the FDA approval letter announced today, the infusion duration for delivery of the bolus in the AGGRASTAT prescribing information has been changed from "over 3 minutes" to "within 5 minutes".

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

About AGGRASTAT

Indications and Usage
AGGRASTAT is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

Dosage and Administration
Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours. In patients with creatinine clearance ≤60 mL/min, give 25 mcg/kg within 5 minutes and then 0.075 mcg/kg/min.

Warnings and Precautions
Bleeding is the most common complication encountered during therapy with AGGRASTAT. Most bleeding associated with AGGRASTAT occurs at the arterial access site for cardiac catheterization. Minimize the use of traumatic or potentially traumatic procedures such arterial and venous punctures, intramuscular injections, nasotracheal intubation, etc. Fatal bleeding events have been reported. Concomitant use of fibrinolytics, oral anticoagulants and antiplatelet drugs increases the risk of bleeding.

Profound thrombocytopenia has been reported with AGGRASTAT. Monitor platelet counts beginning about 6 hours after treatment initiation and daily thereafter. If the platelet count decreases to <90,000/mm3, monitor platelet counts to exclude pseudothrombocytopenia. If thrombocytopenia is confirmed, discontinue AGGRASTAT and heparin. Previous exposure to a glycoprotein (GP) IIb/IIIa receptor antagonist may increase the risk of developing thrombocytopenia.

Please refer to Full Prescribing Information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, including the expectation of continued growth in sales of AGGRASTAT and any benefit of the announced label change to hospitals and health care professionals using or intending to use AGGRASTAT, are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the seven month fiscal year ended December 31, 2014.

AGGRASTAT® (tirofiban HCl) is a registered trademark of Medicure International, Inc.

SOURCE Medicure Inc.

%CIK: 0001133519

For further information: Dawson Reimer, President & COO, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 11:14e 23-APR-15